Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

On September 18, 2023, Carl Stanton, the current Chief Executive Officer of Focus Impact Acquisition Corp. (“FIAC”), published the following post on LinkedIn regarding FIAC’s proposed transaction with DevvStream Holdings, Inc. (“DevvStream”).

Additional Information and Where to Find It

In connection with the Business Combination, FIAC and DevvStream intend to prepare, and FIAC intends to file, a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the securities to be issued in connection with the Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement,” and collectively with the transactions contemplated thereby, the “Business Combination”), by and among FIAC, Focus Impact Amalco Sub Ltd., a company existing under the laws of the Province of British Columbia (“Amalco Sub”), and DevvStream; a proxy statement with respect to the stockholders’ meeting of FIAC to vote on the Business Combination; and certain other related documents. Investors, security holders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with FIAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about FIAC, DevvStream and the Business Combination. When available, FIAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that FIAC will send to its stockholders in connection with the Contemplated Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by FIAC or DevvStream with the Securities and Exchange Commission (the “SEC”), may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, FIAC’s and DevvStream’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FIAC and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by FIAC’s public stockholders in connection with the Business Combination; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (4) the outcome of any legal proceedings that may be instituted against FIAC, DevvStream, the combined company or others; (5) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the proposed transactions; (8) the risk that the announcement and consummation of the proposed transactions disrupts the current plans and operations of FIAC or DevvStream; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that FIAC, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to DevvStream’s key intellectual property rights; (15) the parties’ estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FIAC’s final prospectus relating to its initial public offering, filed with the SEC on October 27, 2021, and other filings with the SEC, including the Registration Statement; and (17) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca. If any of these risks materialize or FIAC’s, DevvStream’s or FIAC Sponsor’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FIAC, DevvStream or FIAC Sponsor does not presently know or that it currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect FIAC’s, DevvStream’s or FIAC Sponsor’s expectations, plans or forecasts of future events and views as of the date of this communication. While FIAC, DevvStream or FIAC Sponsor may elect to update these forward-looking statements at some point in the future, FIAC, DevvStream and FIAC Sponsor specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FIAC’s, DevvStream’s or FIAC Sponsor’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

FIAC and its directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies of FIAC’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FIAC’s stockholders in connection with the Business Combination will be in the Registration Statement, and the proxy statement/prospectus included therein, when it is filed with the SEC. To the extent that holdings of FIAC’s securities have changed from the amounts printed in FIAC’s Registration Statement on Form S‑1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain a list of the names of FIAC’s directors and officers and more detailed information regarding their interests in the Business Combination in FIAC’s filings with the SEC, and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of FIAC for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FIAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of FIAC for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the Business Combination and is neither an offer to purchase nor a solicitation of an offer to sell, subscribe for or buy any securities nor a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or an exemption therefrom, and otherwise in accordance with applicable law.